Nuala M. King
Vice President and Corporate Controller

Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309
(404) 885-8440
FAX (404) 885-8121
nuala.king@equifax.com

August 10, 2006

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

RE:	Equifax Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 3, 2006

Form 10-Q for the quarter ended March 31, 2006
File No. 001-06605

Dear Mr. Spirgel:

This letter sets forth our responses to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 13, 2006.

The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the fiscal year ended December 31, 2005

Liquidity and Financial Condition, Page 37

1.     We note your presentation of free cash flow within your discussion of operating activities.  Please revise to:

•      Include a clear description of your calculation of this measure as well as the necessary reconciliation.

•      Describe in detail why you believe that the presentation of this measure provides useful information to investors and how the additional purposes for which you use this measure.

•      Disclose in detail the material limitations of the measure.  Please refer to Item 10 of Regulation S-K and Question 13 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:  In our Form 10-K and Form 10-Q filings, we have provided in Exhibit 99.1 the required Regulation G disclosure, reconciliation and justification referenced in your comment related to free cash flow, as noted in the beginning of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In our future periodic reports, however, beginning with our Form 10-Q for the quarter ended June 30, 2006 on page 38, we will provide these disclosures within MD&A, rather than in an exhibit that is incorporated by reference. Below we have included a copy of this disclosure from our Form 10-Q for the quarter ended June 30, 2006 to assist with your review.

RECONCILATION OF NON-GAAP FINANCIAL MEASURE TO COMPARABLE GAAP FINANCIAL MEASURE

Reconciliation of cash provided by operating activities to free cash flow:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions)	2006	2005	2006	2005

Cash provided by operating activities	$90.7	$90.5	$156.0	$132.3
Less capital expenditures	(15.8)	(12.3)	(26.5)	(22.1)
Free cash flow	$74.9	$78.2	$129.5	$110.2

The free cash flow financial measure is not prepared in conformity with GAAP and excludes capital expenditures from cash provided by operating activities.  Free cash flow is not a measurement of liquidity under GAAP and should not be considered as an alternative to net income, operating income, cash flow from operating activities, or the change in cash and cash equivalents on the Consolidated Balance Sheets and may not be comparable with free cash flow as defined by other companies.

Management believes free cash flow financial information provides meaningful supplemental information regarding our performance and liquidity by deducting capital expenditures from cash provided by operating activities in order to show the cash generated by us that is available to be used for debt-service payments, dividends and discretionary investment. Equifax believes that this financial information is useful to our management and investors in assessing Equifax’s historical performance and liquidity and when planning, forecasting and analyzing future periods.

Consolidated Balance Sheets, Page 55

2.     We note your combined presentation of Goodwill and Indefinite-Lived Intangible Assets.  Please revise to present goodwill as a separate line item to comply with paragraph 43 of SFAS 142.

Response:  In our future periodic reports, beginning with our Form 10-Q for the quarter ended June 30, 2006 on page 5, we will revise the presentation of goodwill and indefinite-lived intangible assets to report goodwill as a separate line item on our Consolidated Balance Sheets for all periods presented.

Consolidated Statements of Cash Flows, Page 56

3.     Please revise your presentation of accounts receivable, net to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.

Response:  Our presentation of accounts receivable, net on our Consolidated Statements of Cash Flows includes bad debt expense recorded during the period. Historically, the amount of bad debt expense has not been material to our cash provided by operating activities. Bad debt expense as a percentage of cash provided by operating activities was 2%, 1%, 1% and 3% for the six months ended June 30, 2006 and the twelve months ended December 31, 2005, 2004 and 2003, respectively. In our future Form 10-K filings, however, we will disclose the amount of bad debt expense recorded during the period in the Notes to our Consolidated Financial Statements and, if material to cash provided by operating activities for a particular reporting period, we will provide a separate line item for bad debt expense on our Consolidated Statements of Cash Flows included in our Form 10-K or Form 10-Q filings.

4.   It is unclear to us why you are presenting your long-term revolving credit facilities activity on a net basis.  Tell us why you believe this presentation complies with paragraphs 12-13 of SFAS 95.  It appears from your disclosure on Page 71 that the amounts due under these facilities are payable in 2009.

Response:  The underlying final maturity date of our $500.0 million, five-year senior unsecured revolving credit agreement (the “Credit Facility”) is August 2009.  This facility is structured, however, to provide borrowings under short-term loans in the form of revolving credit loans, competitive bid loans, offshore rate loans, dollar competitive bid loans or offshore currency competitive loans.  We make separate contractual borrowing requests, which are legally new loans upon each request, for each revolving credit loan specifying the payment terms.  Pursuant to the Credit Facility, the maximum period of borrowings for any individual loan cannot exceed six months.  Historically, our borrowings under these revolving credit loans have been short-term with a maturity of thirty days.

Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows,” paragraph 13 indicates  “items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are cash receipts and payments pertaining to…(c) debt, providing that the original maturity of the asset or liability is three months or less.”  As discussed above, the contractual maturity of the borrowings under the individual loans we have entered into is less than three months. Accordingly, we believe it is appropriate to present borrowings and repayments on a net basis in financing activities on our Consolidated Statements of Cash Flows.

On July 24, 2006, this Credit Facility was amended to, among other things, extend the final maturity date from August 2009 to July 2011. The six month maximum maturity period for borrowings under the individual loans referenced above did not change in conjunction with this amendment.

1.  Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, Page 60

5.     We note your statement that deferred revenue represents the liability of amounts billed in advance of service delivery.  Please confirm that you record the liability when amounts are collected in advance of service delivery, rather than when billed.  If not, tell us why you believe it is appropriate to record deferred revenue prior to receiving cash.  Revise your disclosure as appropriate.

Response: We generate deferred revenue from sales of subscription-based products and billings related to “set up services” that do not meet the criteria to be accounted for as a separate unit of accounting.  Our deferred revenue represents amounts (1) that have been collected from customers or (2) where the set up and subscription services are in progress or have been completed but the invoice for the services has not yet been paid.  For the amounts recorded under the second category in the preceding sentence, we believe it is appropriate to record deferred revenue prior to receiving cash as we have valid claims against our customers for the provision of our services according to the terms of the respective customer contracts.

In our future Form 10-K filings, we will provide additional disclosure to clarify and augment our accounting policy disclosure for deferred revenue both in our discussion of critical accounting policies in MD&A as well as the significant accounting policies in the Notes to our Consolidated Financial Statements.

Goodwill and Indefinite-Lived Intangible Assets, Page 63

6.     We note that the useful lives of your contractual/territorial rights are indefinite.  Tell us in detail how these assets meet the criteria for “indefinite-lived” based on the factors outlined under paragraph 11 of SFAS No. 142.

Response: Our principal competitors in the credit reporting industry consist of two, well-capitalized national credit reporting agencies (“CRAs”), as well as a small number of regional CRAs which typically have affiliation agreements with one of the three national CRAs.  We originally established our presence as a national provider of credit information services by signing affiliation agreements with regional CRAs.  These affiliation agreements provided the regional CRA with the contractual right to utilize the Equifax trade name when selling the credit information of individuals residing within their defined geographic area (the “territory”).  In addition, each affiliate had the right to sell the credit information of each participating Equifax affiliate to its own customers in their territory.  The affiliation agreements required that the owner of the credit file be paid the majority of the fee charged when their credit information was sold.  Thus, when we sold the credit information owned by our affiliates, we recorded a commission for the sale and paid the difference to the affiliate.

By acquiring our affiliate regional CRAs, we acquired the credit files, the fair value of which is separately identified and is amortized over a 15 year expected useful life, and the right to operate in the territories within which our affiliates had previously operated using the Equifax trade name.  The contractual/territorial right intangible assets represent the estimated fair value of our right to operate as a CRA in territories where we would otherwise not have been able to operate given the affiliate arrangements.

We have considered the criteria in paragraph 11 of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), in determining that our contractual/territorial right intangible assets have an indefinite life.  Due to the unique nature of the industry we serve and the expectation that the right to operate in the acquired territories will generate cash flows for the foreseeable future, we have determined that our contractual/territorial rights have the attributes of an indefinite life, as discussed below.

We have operated as a CRA for over 100 years.  During that time, we have seen a substantial increase in demand for credit reporting services principally driven by the market for consumer lending services.  We currently do not anticipate any significant changes in consumer lending activity that would suggest the demand for credit information of individuals residing in the acquired territories has a finite life.  Furthermore, we believe the current and future population of credit eligible consumers within the acquired territories will enable us to generate cash flows from the territories for the foreseeable future.

There are no regulatory or other legal provisions that would otherwise limit our ability to utilize our contractual/territorial rights.  However, we believe the regulatory environment is a significant barrier to entry into the credit reporting industry (e.g. the Fair Credit Reporting Act and Gramm-Leach-Bliley Act compliance requirements) and is evidence as to the limited number of providers of credit reporting services.  We also believe there are economic factors that limit new entrants into the market for credit reporting services.  The cost of building a technology infrastructure to support a national credit reporting database, developing competitive products and services, and establishing a brand that is recognizable with users of credit information services are significant barriers to entry that no new entrant has been able to overcome to challenge the three national CRAs.

We believe that our contractual/territorial rights have an indefinite life because there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the intangible asset.  We will continue to monitor changes in circumstances to ensure that the life continues to be indefinite, or if determined to be finite, that we adhere to the requirements of SFAS 142 paragraph 16 to account for that change.

Financial Instruments, Page 65

7.     We note that you utilized a broker to assist in the determination of the fair value of your financial instruments.  While you are not required to make reference to this broker, when you do you should also disclose the name of the expert and include the consents of the expert.  If you decide to delete your reference to the broker, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Response:  In our future Form 10-K filings, we will delete the reference to the broker and revise our disclosure to describe the method and assumptions we utilize to determine the valuation of our financial instruments.

Additionally, Equifax Inc. (the “Company”) acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (404) 885-8440 if you have any additional questions regarding our responses to your inquiries as discussed above.

Sincerely,

/s/ Nuala M. King